1 (10)

TERMS AND CONDITIONS OF THE NOKIA RESTRICTED SHARE PLAN 2015

1.	Purpose and Scope of the Plan

The purpose of the Nokia Restricted Share Plan 2015 is to recruit, retain, reward and motivate selected high potential employees with functional mastery and other employees deemed critical to Nokia’s future success. This Plan is also intended to promote share ownership of these key employees. To accomplish these objectives the Company may grant eligible Nokia employees Restricted Shares under this Plan.

The Plan may result in a grant of a maximum of 750,000 Restricted Shares. The Board determines the general guidelines under the Plan and approves the grants to eligible employees within its authority. Grants of Restricted Shares under these terms and conditions may be made between January 28, 2015 and December 31, 2015, inclusive.

2.	Definitions

Board: Board of Directors of the Company.

Company: Nokia Corporation.

Grant Amount: The number of Restricted Shares granted to a Participant.

Nokia: The Company together with its subsidiaries.

Participant: Employee of Nokia who has received a grant of Restricted Shares under the Plan.

Plan: Restricted Share Plan 2015 of the Company.

Restricted Share/Shares:  Each Restricted Share represents a right to receive one Share or its cash equivalent upon settlement subject to the fulfillment of these terms and conditions and provided that no other restriction related to these terms and conditions is applicable.

2 (10)

Restriction Period: Period after which Shares shall be settled to the Participant.The Restricted Shares shall be settled in three Tranches, each with its own Restriction Period. The Restriction Period for all Tranches shall start on the date the Restricted Shares were granted to the Participant and end:

-	no less than 12 months following the grant date in respect of 1/3 of the Grant Amount (referred to as Tranche 1), rounded down to the nearest whole Share;

-	no less than 24 months following the grant date in respect of 1/3 of the Grant Amount (referred to as Tranche 2), rounded down to the nearest whole Share; and

-	no less than 36 months following the grant date in respect of the remaining Grant Amount not settled as part of Tranche 1 and Tranche 2 (referred to as Tranche 3).

A Restriction Period shall refer to one of the three Tranches referred to above and Restriction Periods shall refer to all three Tranches combined.

Settlement Date(s): A banking day in Helsinki, Finland falling as soon as practicable after the end of the Restriction Period(s), as determined by the Company.

Share/Shares: The Company’s ordinary shares. The terms and conditions applicable to Shares shall apply to their cash equivalent used for settlement, as applicable.

Tranche: One of the three groups that the Restricted Shares have been divided into, each with its own Retriction Period.

3.	Grant of Restricted Shares

At grant, each Participant is offered a Grant Amount of Restricted Shares. The Company will notify each Participant of the grant.

3 (10)

As a precondition for a valid grant, the Participant must be employed by Nokia at the time of the grant. The Participant may be required to give the Company such authorizations and consents, as the Company deems necessary in order to administer the Plan.

4.	Restriction Periods

The applicable number of Shares shall be settled to the Participant after the end of each Restriction Period. The end of the Restriction Period for each of the three Tranches shall be specified to the Participant in the grant communication.

During the Restriction Period(s), the Participant does not have any legal ownership or any other rights relating to the Shares.

5.	Settlement

On each Settlement Date, the Company will complete the settlement by transferring the number of Shares applicable to the Tranche in question, or their cash equivalent, to the Participant’s book-entry, brokerage or other bank account, as applicable, provided that the Participant has complied with these terms and conditions and performed all necessary actions to enable the Company to instruct the settlement. If the Participant has not performed all necessary actions to enable the Company to instruct the settlement, the Company may, in its sole discretion, sell the Shares on behalf of the Participant and remit the proceeds to the Participant.

The Company may, in its sole discretion, use for the settlement of Restricted Shares one or more of the following: newly issued Shares, the Company’s own existing Shares (treasury Shares), Shares purchased from the open market, or, in lieu of Shares, cash.

The Participants shall not be entitled to any dividend or have any voting rights or any other shareholder rights until and unless the Shares have been transferred to the Participant and, where new Shares issued by the Company are used for settlement, until the Shares have been entered in the Trade Register.

4 (10)

6.	Changes in Employment

If the employment of the Participant with Nokia terminates prior to the end of the Restriction Period(s) by the reason of retirement, permanent disability (as defined by the Company in its sole discretion), or death, the Participant retains the right to the remaining settlement and Restrictions Period(s) will continue as scheduled. In the case of death of the Participant prior to the end of the remaining Restriction Period(s), unless the Board determines otherwise in its sole discretion, the Restricted Shares will be settled prior to the end of the remaining Restriction Period(s), with the number of settled Restricted Shares being the Grant Amount less the number of Restricted Shares potentially already settled under the Restricted Share Grant. If made, such special settlement will constitute full and final settlement of that Restricted Share grant.

If the employment of the Participant with Nokia terminates prior to the end of any of the remaining Restriction Periods, by any other reason than those mentioned above, then unless the Board determines otherwise in its sole discretion, the Company shall redeem the remaining Restricted Shares from the Participant without consideration and the Participant shall not be entitled to any settlement under the Plan. For the avoidance of doubt, this will only apply to the part of the Grant Amount for which the Restriction Period(s) have not yet ended at the date of termination of employment.

In cases of voluntary and/or statutory leave of absence of the Participant, the Company has the right to defer the end of the Restriction Period(s) or prorate the remaining settlement.

7.	Breach of the Terms and Conditions

The Participant shall comply with these terms and conditions, as well as any instructions given by the Company regarding the Plan from time to time. If the Participant breaches these terms and conditions and/or any instructions given by the Company, the Company may in its discretion at any time prior to settlement rescind the grant of Restricted Shares.

5 (10)

8.	Terms of Employment

The grant or settlement of Restricted Shares does not constitute a term or a condition of the Participant’s employment contract with Nokia under applicable local laws and the rights and obligations arising from a Participant’s employment with Nokia are separate from, and are not affected by, the Participant’s participation in the Plan. The Restricted Shares, Shares or their cash equivalent under the Plan do not form a part of the Participant’s salary or benefit of any kind.

The grant or settlement of Restricted Shares do not create any right for that Participant to be offered participation in the Plan in future or to be granted any additional Restricted Shares on any particular terms, including the number of Restricted Shares.

By participating in the Plan, a Participant waives all rights to compensation for any loss in relation to the Plan, including:

i.	any loss or reduction of any rights or expectations under the Plan in any circumstances or for any reason;

ii.	any exercise of a discretion or a decision taken in relation to any Restricted Shares, and/or to the Plan, or any failure to exercise a discretion or take a decision; and

iii.	the operation, suspension, termination or amendment of the Plan.

9.	Taxes and other Obligations

The Participants are personally responsible for all taxes and social security charges associated with the Restricted Share grants and Shares delivered upon settlement. This includes responsibility for any and all tax liabilities in multiple countries, if the Participant has resided in more than one country during the Restriction Period(s). The Participants are advised to consult their own financial and tax advisers (at their own expense) before accepting the grant in order to verify their tax position.

6 (10)

The Participants are also personally responsible for any potential charges debited by financial institutions in connection with the settlement of the Restricted Shares or any subsequent transactions related to the Shares.

Pursuant to applicable laws, the Company is or may be required, or may deem it appropriate, to withhold taxes, social security charges or fulfill employment related or other obligations upon the grant or settlement of Restricted Shares, or when Shares are disposed of by the Participants. The Company shall have the right to determine how such collection, withholding or other measures will be arranged or carried out, including but not limited to a settlement of a net amount remaining after the completion of such measures or a potential sale of the Shares on behalf of the Participants for the completion of such measures.

10.	Validity of these Terms and Conditions and Amendments

These terms and conditions shall become valid and effective upon the approval by the Board. The Board may, in its absolute discretion, at any time amend, modify or terminate these terms and conditions.

Such action by the Board may also, as in each case is determined by the Board affect the Restricted Share grants that are then outstanding, but not settled.

11.	Administration

The Plan shall be administered by the Company. The Company has the authority to interpret these terms and conditions, approve such other rules and procedures and take such other measures, as it deems necessary or appropriate to benefit the administration of the Plan, including, but not limited to, taking action to take account of a change in legislation or to maintain favourable tax, exchange control or regulatory treatment for Participants or for Nokia. Such action may also affect the Restricted Share grants that are then outstanding, but not settled.

The Company has the right to determine the practical manner of administration and settlement of the Restricted Shares, including but not limited to the acquisition, issuance, sale, and transfer of the Shares or their cash equivalent to the Participant. Furthermore, the Company has the right to require from the Participant the submission of such information or contribution that is necessary for the administration and settlement of the Restricted Share grants.

7 (10)

12.	Rights of Participants in Corporate Events

12.1 Should the Annual General Meeting of the Company, in accordance with the proposal of the Board, decide, prior to the settlement of the Restricted Shares, to distribute a special dividend constituting a deviation from the customary dividend policy of the Company, the Board may determine, in its sole discretion, if and how the Participants will be compensated for the special dividend. Such a distribution of a special dividend can include, but is not limited to, a distribution of assets from reserves of unrestricted equity or distribution of share capital to the shareholders. The Board will specify in any proposal for the dividend whether the dividend, or a part of it, shall be considered a special dividend.

12.2 Should the Company, prior to any settlement(s) of the Restricted Shares, issue new shares, stock options or other special rights to all shareholders, the Board will, in its sole discretion, decide what the rights of the Participants will be in such cases.

12.3 The Company’s decision to cancel existing shares held by the Company prior to any settlement(s) of the Restricted Shares will not affect the settlement(s) of Restricted Shares nor the number of Restricted Shares outstanding, but not settled.

12.4. Should the Company, during the Restriction Period(s), be placed into liquidation, the Board may determine, in its sole discretion, whether any Restricted Shares may be settled, giving consideration as to whether the settled amount should be determined by subtracting the number of Restricted Shares potentially already settled under the Restricted Share Grant from the Grant Amount. Any settlement will be within such period as resolved by the Board. Notwithstanding any other provisions in these terms and conditions, should the Company, prior to any settlement(s) of the Restricted Shares, be deregistered from the Trade Register, the Participants shall not have any right to settlement(s).

8 (10)

12.5. Should the Company during the Restriction Period(s) resolve to merge with another existing company or merge with a company to be established, or should the Company resolve to be demerged, the Board may determine, in its sole discretion, whether any Restricted Shares may be settled prior to the merger or demerger, giving consideration as to whether the settled amount should be determined by subtracting the number of Restricted Shares potentially already settled under the Restricted Share Grant from the Grant Amount. Any settlement will be within such time period as resolved by the Board.  The Board may also determine, in is sole discretion, whether any number of Restricted Shares should be converted into similar equity rights issued by the other company. In such circumstances, the Board shall determine the terms and the period in which any Restricted Shares may be converted. Notwithstanding any other provisions in these terms and conditions, following the closing of the merger or demerger, the Participants shall have no right to any settlement(s) under this Plan. The same also applies to a merger, in which the Company takes part, and whereby the Company registers itself as a European Company (Societas Europae) in another member state in the European Economic Area or, if the Company after registering itself into a European Company registers a transfer of its domicile into another member state.

12.6. Should the Company, prior to the settlement(s) of the Restricted Shares, make a resolution to acquire its own shares through a tender offer to all the shareholders, the Company shall make an equal offer to the Participants in respect of Restricted Shares outstanding, but not settled. If the Company acquires or redeems its own shares in any other manner, or if the Company acquires stock options or other special rights entitling to shares, no measures will need to be taken in relation to this Plan, unless the Board, in its sole discretion, determines otherwise.

9 (10)

12.7. Should during the Restriction Period(s), a tender offer regarding all shares and stock options issued by the Company be made or should a shareholder under the Articles of Association of the Company or the Finnish Securities Markets Act have the obligation to redeem the shares from the Company’s other shareholders, or to redeem the stock options, or should a shareholder have under the Finnish Companies Act the right and obligation to redeem the shares from the Company’s other shareholders, the Board may determine, in its sole discretion, whether any Restricted Shares may be settled prior to the tender offer or the offer to redeem the shares, giving consideration as to whether the settled amount should be determined by subtracting the number of Restricted Shares potentially already settled under the Restricted Share Grant from the Grant Amount.

Should a shareholder under the Finnish Limited Liability Companies Act have the right to redeem the shares from the Company’s other shareholders, the Board may determine, in its sole discretion, during the Restriction Period(s), whether any Restricted Shares may be settled prior prior to the redemption, after which the Participants’ obligation to transfer all of their shares will be subject to the Finnish Companies Act.

The Board may, however, in any of the situations resolved in this section 12.7, determine, in its sole discretion, to provide the Participants with an opportunity to convert their remaining Restricted Shares into equity-based incentives issued by another company on such terms and within such time period prior to the completion of the tender offer or redemption, as resolved by the Board.

12.8. Should the shares of the Company during the Restriction Period(s) be delisted, with the effect that the shares are no longer listed on any recognised stock exchange, nor subject to any other public trading, the Board, may determine, in its sole discretion, whether any Restricted Shares may be settled as a result of the delisting, giving consideration as to whether the settled amount should be determined by subtracting the number of Restricted Shares potentially already settled under the Restricted Share Grant from the Grant Amount. Any settlement will be within such time period as resolved by the Board. The Board may also determine whether any other amendments to these terms and conditions are required as a result of the delisting.

10 (10)

13.	The Recoupment of Equity in the Event of Certain Restatements

Under the Nokia policy on the clawback of incentive compensation (“Clawback Policy”), as amended from time to time, in the event that recoupment is triggered under the Clawback Policy, the Board of Directors may, in its sole discretion and at any time, resolve to recover or require reimbursement of all or a portion of incentive compensation, which is defined in the Clawback Policy and includes any Restricted Shares granted under the Plan and awarded to the employees covered by the Clawback Policy. The covered employees and the events triggering recoupment are defined in the Clawback Policy.

14.	Governing Law

These terms and conditions are governed by Finnish laws. Disputes arising out of these terms and conditions shall be settled by arbitration in Helsinki, Finland, in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce.

15.	Processing of Personal Data

The Company has the right to transfer globally within Nokia and/or to an agent of Nokia any of the personal data required for the administration of the Plan and the settlement of the Restricted Share grants. The personal data may be administered and processed by the Company or its authorized agent in the future. The Participant is entitled to request access to data referring to the Participant’s person, held by the Company or its agent, and to request amendment or deletion of such data in accordance with applicable laws, statutes or regulations. In order to exercise these rights, the Participant must contact Nokia Legal & Compliance, in Espoo, Finland.